Filed by Pinnacle Financial Partners, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Avenue Financial Holdings, Inc.

(Commission File No.: 001-36839)

Additional Information and Where to Find It

In connection with the proposed merger, Pinnacle Financial Partners, Inc. (“Pinnacle”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Pinnacle’s common stock that will be issued to shareholders of Avenue Financial Holdings, Inc. (“Avenue”) in connection with the proposed merger. The registration statement will include a proxy statement/prospectus (that will be delivered to Avenue’s shareholders in connection with their required approval of the proposed merger) and other relevant materials in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, AVENUE AND THE MERGER.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 150 3rd Avenue South, Suite 980, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or Avenue Financial Holdings, Inc., 111 10th Avenue South, Suite 400, Nashville, TN 37203, Attention: Investor Relations (615) 252-2265.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Pinnacle and Avenue, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Avenue in respect of the proposed merger. Certain information about the directors and executive officers of Pinnacle is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015 and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 10, 2015, and its Current Reports on Form 8-K, which were filed with the SEC on June 18, 2015, July 27, 2015, August 5, 2015 and September 3, 2015. Certain information about the directors and executive officers of Avenue is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 30, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 30, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this presentation are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle and Avenue of the proposed merger,

Pinnacle’s future financial and operating results (including the anticipated impact of the proposed merger on Pinnacle’s earnings and tangible book value) and Pinnacle’s and Avenue’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle and Avenue to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) disruption from the proposed merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Avenue’s shareholders to approve the proposed merger, (6) the amount of the costs, fees, expenses and charges related to the proposed merger, (7) the ability to obtain required governmental approvals of the proposed terms of the merger, (8) reputational risk and the reaction of the parties’ customers to the proposed merger, (9) the failure of the closing conditions to be satisfied, (10) the risk that the integration of Avenue’s operations with Pinnacle’s will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger, (13) general competitive, economic, politics of and market conditions, (14) failure of the closing conditions to Pinnacle’s additional investment in BHG to be satisfied, and (15) the increased cost and/or decreased revenues associated with exceeding $10.0 billion in total assets will exceed current estimates. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or Avenue’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with or furnished to the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and Avenue disclaim any obligation to update or revise any forward-looking statements contained in this presentation which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Set forth below is the transcript of a conference call conducted by Terry Turner and Harold Carpenter, the President and Chief Executive Officer and the Chief Financial Officer, respectively, of Pinnacle Financial Partners, Inc. on January 29, 2016 during which Messrs. Turner and Carpenter discussed the proposed merger of Pinnacle and Avenue.

PINNACLE FINANCIAL PARTNERS

Moderator: Terry Turner

January 29, 2016

9:30 a.m. ET

Operator

Good morning, everyone, and welcome to the Pinnacle Financial Partners—Avenue Financial Holdings merger investor conference call. Hosting the call today from Pinnacle Financial Partners is Mr. Terry Turner, Chief Executive Officer, and Mr. Harold Carpenter, Chief Financial Officer.

Please note the release announcing the proposed merger and this morning’s presentation are available on the Investor Relations page of Pinnacle’s website at www.PNFP.com. Today’s call is being recorded and will be available for replay on Pinnacle’s website for the next 90 days.

(Operator Instructions)

Before we begin, Pinnacle does not provide earnings guidance or forecasts. During this presentation, we may make comments which may constitute forward-looking statements. All forward-looking statements are subject to risks, uncertainties, and other facts that may cause the actual results, performance, or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements.

Many of such factors are beyond Pinnacle Financial’s ability to control or predict and listeners are cautioned not to put undue reliance on such forward-looking statements. A more detailed description of this and other risks is contained in the press release announcing the transaction and in Pinnacle Financial’s most recent Annual Report on Form 10-K. Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events, or otherwise. In addition, these remarks may include certain non-GAAP financial measures as defined by the SEC Regulation G. A presentation of the most directly comparable GAAP financial measures and a reconciliation of the non-GAAP measures to the comparable GAAP measures will be available on Pinnacle Financial’s website at www.PNFP.com.

I would like now to turn the call to Mr. Terry Turner, Chief Executive Officer. You may begin.

Terry Turner – Pinnacle Financial Partners Inc. – CEO

Thank you, Operator.

Well, I don’t think Nashville is really a very well-kept secret anymore. But let me give this as the backdrop for the transaction we’re discussing this morning, which is Nashville is literally one of the most attractive markets in the United States and consequently it’s a great place for us to continue our investment.

Area Development ranked Tennessee number four on their list of top states for doing business. There are a number of reasons for Tennessee’s outsized growth, including the fact that it’s a low business tax state. It’s a no income tax state, a business friendly environment, a right to work state, and so forth. As these companies flock to Tennessee from the high tax, unfriendly to business states, Nashville is disproportionately the winner. The Milken Institute listed Nashville on their best-performing cities index. Business Insiders listed Nashville as one of the hottest American cities for 2016, and Business Facilities listed Nashville as the leading city for economic growth potential. So Nashville is a vibrant, high-growth market by virtually any measure.

Of course, we and the founders of Avenue Bank recognized that opportunity a long time ago and have developed remarkably similar responses to it. First, we both have a deep-held belief that genuinely drives us, that Nashville needs and deserves a strong local bank. Ron Samuels, Avenue’s Chairman and CEO, and I are both old enough to remember when Nashville’s Chamber of Commerce billed Nashville as a financial center. Back then, there were several large, locally owned banks that dominated the state of Tennessee and several local insurance companies, like the old Life and Casualty Insurance Company with a meaningful national presence. First American, which was the last of those financially consequential firms, was sold in 1999, and so we formed Pinnacle in 2000. Avenue was formed just six years later and both of us have been aggressively in pursuit of serving this fabulous market.

Second, what are the odds that a bank from Nashville, Tennessee, would build such an engaging workplace to be recognized by American Bankers as one of the top five best banks to work for in the country? And after you think about that, how about the odds that two banks from Nashville would be in the top five in the country? Both we and Avenue have received national recognition for our engaging workplaces. We both have staked our franchises on the idea that it all begins with the associate experience. Get it right and they will deliver an extraordinary and differentiated client experience. Get that right and shareholders will make a lot of money. For virtually any other acquiror, with a less engaging work environment to acquire Avenue and its highly engaged associates would be a disaster.

Thirdly, as I just mentioned, market share takers like Avenue and Pinnacle have to have a differentiated client experience; clients just won’t leave their existing banking relationship without one. Greenwich Associates has recognized Pinnacle for building one of the best brands in the country for ease of doing business and trustworthiness; their research revealing that clients truly do find a distinctive level of service at Pinnacle.

Avenue has been as creative and effective as any bank I know with their concierge banking, a truly distinctive touch and feel for clients and their branches. And so we will seek to take the best of both banks. Both banks are fiercely competitive in terms of business development, in other words, take and share. Both banks have exceptional records for organic growth in market share movement, and both of us have been primarily aimed at taking share from the large regionals. But we’ve noticed over the last year or two that a number of the high-profile deals in Nashville have come down to just us and Avenue. It’s just another example of why we will be better together than apart.

Those of you who have followed our company for a long time know that we’ve been pretty disciplined acquirers; we have a very distinctive culture and business model, so a lot of the banks in Tennessee just don’t fit for us. We have lots of opportunities, many of which we just decline to look at and some we look at and never bid. But as you can see, Avenue is a perfect fit for us. They are a commercially focused bank. As an example, our C&I loans make up 34% of our loan book. Their C&I loans make up 34% of their loan book.

Secondly, Pinnacle has been one of the most reliable and rapid organic growers in the country. Avenue’s organic growth rates match or exceed ours. Again there just aren’t many banks that don’t dilute our growth rate, so Avenue is a great fit from that perspective.

Thirdly, Pinnacle has been in a great spot for quite some time with dramatic operating leverage. I remember when Pinnacle crossed over from just high-growth to highly profitable growth. It’s one of the things that made CapitalMark in Chattanooga so attractive to us last year, we caught them just as they were crossing over and I believe we are catching Avenue at exactly the same point. For those of you who have seen their 2015 numbers, you saw a nice slope on profitability and efficiency ratios.

And finally both banks have pristine asset quality. Avenue’s non-performers to assets were just.1%, and their net charge-off rate for the last two years is just ten basis points. So Avenue is actually at the very top of our short list of remaining potential acquisitions. Of course all that only makes a difference if we can translate it into shareholder value, which as you can see here, we believe we can. We expect to close in late second- or early third-quarter, we anticipate that that will bring our total assets to roughly $10.8 billion.

This transaction is accretive to 2016 earnings by about 1%. More importantly, it’s approximately 4% accretive to 2017 earnings, and that is even after netting out all the incremental costs and forgone revenue associated with crossing the $10 billion threshold. I want to slow down and make sure everyone gets that. There has been so much dialogue about crossing the $10 billion threshold and trying to size the potential negative impacts of that. But obviously, this transaction results in us crossing over that threshold and the 4% 2017 accretion that we’re showcasing, is after netting out all of the direct and indirect costs associated with crossing that threshold and all of the forgone revenues associated with the Durbin Amendment and going over the $10 billion threshold. It’s a fabulous transaction.

I guess in the last week or so, we have seen deals with seven- to nine-year earn backs on the tangible book value dilution. This deal is less than 1% diluted and has a roughly two-year earn back period. Using a pretty conservative terminal multiple, the IRR is greater than 20%. Again, my judgment is this is a fabulous deal.

Look at Avenue’s organic growth rate since 2009, all of them faster than ours. Asset growth, with a 20% CAGR, loan growth with a 22% CAGR, deposit growth with a 23% CAGR, and tangible common equity with a 13% CAGR. I mentioned earlier the fact that most good banks will reach a point where the operating leverage really accelerates. I believe Avenue is just crossing over. You see here the great growth in net income. They’ve done a nice job of widening their margin out from 2.3% to 3.3%. Their ROAA is headed north and look at the improvement in their efficiency ratio.

Here you get a picture of their asset quality. NPLs to loans at 0.1%, NPAs to assets at 0.1%, a 1.2% ALL, and NCOs at just 10 basis points for the last couple of years. This is the loan pie chart you probably see in almost every merger presentation. Hopefully, you will agree that the business mix between our two companies is remarkably similar. If you compare this chart to similar charts from other deals, at least for me, this probably represents two of the most closely aligned franchises that have entered into a merger transaction since we announced the CapitalMark deal a year ago.

As I said earlier, both banks have roughly 34% of their loan books allocated to C&I. Principal differences are that Avenue has a little more income-producing real estate and a little less consumer. As we’ve discussed now over the last five or six quarters, we’ve set out to dominate the CRE segment in our market like we’ve done in C&I. So this deal is additive in that regard. Avenue has developed a fabulous reputation in this market for their CRE expertise. So you can see the asset side of our balance sheets fit together very nicely.

On the funding side, again here you see two firms that have a very similar business mix and compete every day for high-quality business operating accounts. Avenue’s got a deep funding base of loyal clients. I’m particularly impressed with their allocation to DDAs, 27% funding from DDAs is exceptional for a firm their age and is indicative of their success in gathering commercial clients and not just making commercial loans.

With that I’m going to turn it over to Harold and let him talk about the transaction in more detail.

Harold Carpenter – Pinnacle Financial Partners Inc. – CFO

Thanks, Terry.

We won’t spend a lot of time here, as there is much information on the slide. Obviously, the due diligence process is all about risk identification and mitigation. We designed the process along the same lines as our own enterprise-wide risk management process so that we could analyze risk in a manner similar to how we carry out our EWRM process.

As you might expect, much of the due diligence occurred via an online data room, as well as numerous one-on-one meetings with Avenue leadership. What may be a little different from other merger transactions at other firms is that the leadership of Pinnacle basically carried out our due diligence effort, even the Chief Financial Officer was engaged.

As you might expect Pinnacle and Avenue personnel are very familiar with one another and in some cases, have been coworkers at previous employers. This helped the process evolve even more smoothly. Avenue is an exceptional company with a very enviable track record. Our due diligence process resulted in a conclusion supporting a well-run organization with a strong risk management culture.

Now getting more into the details of the transaction, the primary consideration items are detailed on the slide and for the most part were in last night’s press release. We began discussions as to pricing a few weeks ago and settled on the fixed exchange ratio as the most appropriate pricing methodology. Obviously, the Boards of both companies have been overwhelmed with comparables from recent M&A transactions, so it’s basically one of picking the peer group, but generally the tangible book value ratio and the P/E multiples are slightly higher than median. We are pricing the transaction at 219% tangible book and 23 times forward earnings. It is a slight premium to most pure metrics but in no way excessive when you consider the quality of an in-market deal like this one.

As to the business case, with a 90/10 transaction structure, we believe at close we are looking at 3.7 million Pinnacle shares, with cash of around $20 million. The stock component amounts to around $180 million. They also have 263,000 outstanding options with a weighted average exercise price of $10, which for any unexercised options will be cashed out at close at a negotiated price of $20. As a result, stock options make up only about $3 million of the total transaction value.

We believe we have a very fair transaction given the high quality of the Avenue franchise. All in all, we feel both shareholder groups are being rewarded. We’ve got contracts with Ron and Kent and are looking to add another independent director in Marty Dickens, who will join the Pinnacle Board with Ron.

Outside the framework of the definitive agreement, we’ve also offered Board seats to two other Avenue directors, David Ingram and Joe Galante, who bring added strength in various commercial disciplines, particularly music and entertainment. You can see the expected closing in second- or third-quarter of this year with a targeted technology conversion in the fourth quarter, which is a key date for our synergy case estimates. We’re not anticipating any significant speed bumps regarding the combination of these two firms, as both have worked hard to develop strong reputations and relationships with the various regulatory agencies.

We did not consider revenue opportunities in our modeling, but this slide details some ideas that we have that should excite the relationship managers at both firms. Obviously, larger credit limits are a big plus, but also our expanded commercial real estate platform that came with our Memphis acquisition last year should provide additional products for Avenue clients, as well as new revenue opportunities. We’re also jazzed up about the music business, as well as Avenue’s niche product of balance sheeting select residential mortgage loans for sale to private investors. We think wealth management, including our capital markets unit, will represent a meaningful opportunity for the combined firm as well.

We also believe that the two firms will be Nashville’s bank and are optimistic that together, we will accelerate not only our business development efforts, but our recruiting as well. The primary purchase accounting assumption we used in our modeling are detailed above and we believe they are conservative. We’ll be focusing on getting to a more precise answer for these items over the next few months as the close date becomes more in focus.

The synergy case involved an anticipated 40% in cost saves. As to expenses, we focused on 2016 and 2017 expense forecast and have a high degree of confidence that we can achieve our targets. We’ve had numerous meetings with the leadership at Avenue going through the expense book line by line. Like I said, we are very confident about our synergy case. As I mentioned, systems convergence are currently slated for the fourth quarter of this year. As to merger-related costs, the customary items are included here, including executive contracts, system conversion expense, settlement of various leases, and of course, the fees that will eventually go to the investment bankers and lawyers.

Now the good stuff. EPS accretion in 2016 of around 1% and then 4% in 2017 post-technology conversion. This is incremental to the accretion we announced last week with the BHG transaction and in each case, we’ve excluded the anticipated merger costs, but have anticipated incremental costs related to the Durbin Amendment and other costs associated with exceeding $10 billion in assets.

There’s additional information regarding our estimated incremental impact for crossing the $10 billion threshold in the appendix to the slide deck. Net-net, with the additional stake in BHG, we should be looking at an 8% to 9% accretion increase in 2017. We’re incurring modest dilution to tangible book and expect that we will earn it back over the next two years or so. Capital ratios remain in very strong shape and for the cost of capital crowd, as Terry mentioned, the significant internal rate of return of 24%, with a 14 P/E multiple as the terminal value.

With that I’ll turn it over to Terry to wrap up.

Terry Turner – Pinnacle Financial Partners Inc. – CEO

Thanks, Harold.

Last year and then again last week, I reviewed our five-year outlook with you. I think I said last week, looking out over the next five years, we generally expected more of the same, specifically we expected to deepen our market penetration in all four Tennessee markets. Obviously, this transaction does that in spades and in our largest, most vibrant market. We indicated our desire to expand in our four urban Tennessee markets through rapid organic growth and potential in-market acquisitions, which obviously this is a compelling in-market transaction, to truly form Nashville’s bank, in my opinion.

We expected to continue the expansion of the CRE segment in our geographic markets, which this transaction helps us do, given Avenue’s intense focus on and reputation in that segment since its inception. We have long indicated our intent to increase our asset size to roughly $13 billion to $15 billion. This transaction obviously accelerates that and specifically accelerates our crossing the $10 billion threshold. It pays for all of our incremental costs and forgone revenue associated with going over $10 billion. Let me say that one more time. It pays for all of our incremental costs and forgone revenues associated with the $10 billion threshold and still yields 4% EPS accretion to 2017. I’d say that is an effective way to cross $10 billion.

We’ve been intentional about finding fee businesses like BHG, that help us grow our core earnings capacity and diversify our revenue stream. As you will recall, we just announced an incremental investment in BHG last week that we expect to be roughly 5% accretive to 2017 earnings. So, in a little more than a week now, we have announced two deals, which when taken together, we expect to cover the impact of the Durbin Amendment and to provide 8% to 9% EPS accretion in 2017, net of that with roughly 1% dilution to tangible book value in less than, I guess, roughly a two-year earn back period for the combined investment. The Avenue merger is a tremendously exciting transaction for Pinnacle and continues to move us forward on our five-year plan.

Operator, I’ll stop there and we’ll be glad to take any questions.

Operator

(Operator Instructions) Michael Rose, Raymond James

Michael Rose – Raymond James & Associates, Inc. – Analyst

Good morning. How are you?

Maybe we could start on how this all came together. Was this was a something you’ve been talking about for a while? Terry, at the outset of your comments, you mentioned that Avenue was really starting to hit their stride and talked about their margin and the leverage in that model. How did this all, I guess, from a background perspective, come together?

Terry Turner – Pinnacle Financial Partners Inc. – CEO

I think Harold made a comment on one of the slides, just the fact that we all operate in this market, we know each other well. I would say there are lots of people in our company that know lots of people in their company, we’ve worked together. Many people have literally worked for each other or sat next to each other, those kinds of things. So there’s a great overlap between our firms.

Ron Samuels has been a great friend of mine for a long period of time. We both have largely grown up in the banking business. We had a little background outside of Nashville, but primarily grew our careers here in Nashville in competing institutions. We’ve worked on chamber drives together. We went through Leadership Nashville, which is the city’s program to develop future leaders of the city. Ron and I went through that together back in 1991.

I don’t mean to go on and on, I just want to say there is a deep, personal relationship between Ron and I, and Kent and I, and Kent and other people in our Company, and Ron and other people in our Company, just long, deep relationships. We have worked well together, I think. A lot of analysts who frequently ask about our competitors in the market, I think most of them would say I’ve always tipped my hat particularly to Avenue, because I’ve admired what they’ve done.

I felt like they had the real similar strategy, where they hired great bankers and went after the same clients we did. Their strategy always made sense to me and I thought they were good at it, very creative. We are at events together, both here in the city and industry events and things. I’ve always tried to indicate to Ron and Kent that if they were ever ready, we’d love to try to put the companies together. It got particularly attractive most recently following their IPO.

You, and a lot of other people I think, have observed that the profitability and efficiency curves are starting to move pretty dramatically in the right direction, and obviously that is a trend we recognize, having gone through it and made a couple of other acquisitions that looked like that. And specifically around Thanksgiving time, it seemed important to me, so I reached out and we began a dialogue and were able to put a transaction together that, as Harold pointed out, it’s a full price, which is great for the Avenue shareholders. But it is a fabulous deal for our Company to cover all our expenses for forgone revenue for crossing $10 billion and still leave 4% EPS accretion on the table is a cool thing.

It’s just a great, great transaction, Mike.

Michael Rose – Raymond James & Associates, Inc. – Analyst

Alright I appreciate the color. Maybe one for Harold.

You talked about the revenue synergies. Have you tried to size any of those in terms of potential and how would that maybe relate to your five-year targets? If you were to expand upon their capabilities, I mean, would you expect to maybe approach some of those goals that you’ve laid out maybe a little bit sooner? I’m trying to size what the potential revenue impacts would be.

Harold Carpenter – Pinnacle Financial Partners Inc. – CFO

Michael, thanks for the question.

We’ve obviously put a pencil down and tried to do some back of the napkin kind of work on those. I’m hesitant to lay out some numbers yet because the people who are going to be responsible for getting those numbers don’t know what those numbers are yet. We will be, over the next few months, getting with Kent and Ron and with our line of business leaders here and we’ll see if we can’t come to some agreement on what we think those revenue synergies might develop into.

Michael Rose – Raymond James & Associates, Inc. – Analyst

Okay. And maybe just one more for me.

It seems like the pool of potential M&A candidates, at least in Nashville, is probably limited after this, maybe throughout the state, given your size. Obviously you have done a lot in the past few years, really the past year and a half. How should we think about the pace of M&A from here? Do you expect to maybe slow down a little bit here and just focus on integrating everything and growing from an organic perspective from here?

Terry Turner – Pinnacle Financial Partners Inc. – CEO

Michael, I think it is a fair and right thing to say that the list of potential candidates is pretty short, but it’s not zero. I would say there is potential that we might do other in-market deals. I think we’ve proven that we’re pretty disciplined, we’ve got a model and culture that is important to us and the deals we have done fall into that and are additive to what we’re doing. And again, that keeps the list pretty short.

I always say and believe, I really think of us primarily as an organic grower. We don’t set out to be an acquisitive company. But we do have an advantage stock and we are serious about trying to dominate the four urban markets that we operate in. And specifically that we intend to grow into the top three banks from an FDIC deposit share standpoint in all four of those markets. To the extent we find a deal or two that moves us in that direction and increases our dominance the market, provide outsized cost take outs, or deal synergies and so forth, we will consider those.

But again, I think from a characterization standpoint, I don’t think you ought to believe that we’re out here trying to figure out how to spend our currency. We’re not trying to do that. It would be a pretty limited set of things we would be willing to do and quite honestly Michael, they are binary. Either you hit them or you don’t. Again, there is no doubt we will be focused on integration and deal synergies.

Michael Rose – Raymond James & Associates, Inc. – Analyst

Great guys. Thank you for taking my questions. Congratulations.

Operator

Will Curtis, SunTrust

Will Curtis – SunTrust Robinson Humphrey – Analyst

Good morning. Maybe starting out on the slide presentation, you had a comment about some dilution to the margin. I’m just curious if you could maybe give us a sense for what you are expecting there.

Harold Carpenter – Pinnacle Financial Partners Inc. – CFO

We think there will be some dilution in the margin, Will. It may be 5 or it may be 10 basis points, but we’ve also got some other ideas that may help fill some of that gap.

Will Curtis – SunTrust Robinson Humphrey – Analyst

Got it. Okay. And then maybe on Avenue ‘s music and entertainment portfolio, I think that’s probably one of the things, from my understanding, that makes them unique, and I know you mentioned it a couple of times in the comments. Just curious what’s the outlook there, or maybe a little bit of background on that business for us.

Terry Turner – Pinnacle Financial Partners Inc. – CEO

Yeah, I’ll just comment quickly. It is a specialty business. It takes, I think, a couple of things to be successful. Obviously, one is the knowledge and understanding of the business and how it works and where it’s going. It’s impossible to participate effectively without a deep understanding of how that business works and it is a unique business, and the guys at Avenue have that knowledge set.

The second thing that is really required to be successful is a network of those people. It is a pretty tight-knit community. They know and admire each other and work well together. And it is, I think, a business segment that is hard to penetrate without a strong network and deep, personal connections and so forth. And of course, Avenue possesses that, as well.

Avenue had set out to build a music vertical really on a national basis. You know a lot of people talk about three coasts: New York, LA, and Nashville, and there’s a lot that goes on here. I think in terms of the business again to be effective, obviously you have to succeed to some extent with songwriters, to some extent with entertainers. But I think a large part of the profitability and one of the things that they like and we like is really publishing, finance and catalogs and so forth. The publishing business honestly is similar to the real estate business in terms of having documented cash flows and appraised values for catalogs and so forth.

Folks who know and understand that have a big opportunity and clearly the folks at Avenue do. In my judgment there are really only three banks in the country who really are just major players in it. And of course Avenue is one, City National is one, and SunTrust is one. Again we are excited about a chance to really accelerate what Avenue has set out to do and capitalize on their knowledge and understanding of the business, as well as their network and connections in that industry.

Will Curtis – SunTrust Robinson Humphrey – Analyst

Okay great. That’s very helpful. And maybe the last one for me, and it’s similar to the one you just got, but in terms of, with the $13 billion-$15 billion goal, what is more of the appetite for future deals in the near term as you progress with this deal? Are you comfortable with the right opportunity coming up entering into another agreement? Or would you want to progress along with this one before going back out there?

Terry Turner – Pinnacle Financial Partners Inc. – CEO

Let me say this. I am content to never make another acquisition. That is not a critical part. The $13 billion to $15 billion target honestly was a target that we established assuming no M&A activity. This transaction accelerates us. If we were to do another one, it would accelerate as well, probably increase the target size of the company.

I guess I want to see if I can get this in perspective. It’s not important to me to make any further acquisitions, so I guess that’s really important. That said, I don’t object to making other acquisitions. I have said it’s a short list of potential candidates; it’s a really short list. And my experience with deals, we tend to view them pretty strategically. I think you can see we’ve not been out here. We’ve tons of opportunities to acquire all kinds of banks and we just don’t do it unless it is something that is sort of in our wheelhouse.

But again, my experience is you do deals when you can and not just when you want to. So I don’t know. The best thing I can tell you is we are not anxious to make other acquisitions, we don’t need to make other acquisitions, but there are a couple that make some sense and if they were to materialize, we’d be willing to undertake them. But again, I don’t think you ought to have an expectation that we will be back in 30 days with another announcement. I again, think you ought to expect that we will do what we always do, which is focus on executing our business plan and our business model and producing organic growth in some pretty cool markets.

Will Curtis – SunTrust Robinson Humphrey – Analyst

Perfect, thank you very much.

Operator

Jefferson Harralson, KBW

Jefferson Harralson – Keefe, Bruyette & Woods, Inc. – Analyst

Thanks. I was going to ask you about healthcare. I know that Avenue has a healthcare niche; you guys do business in healthcare. Are they overlapping? Do they do some things that you don’t do? How do you see the two healthcare initiatives coming together?

Terry Turner – Pinnacle Financial Partners Inc. – CEO

I think we’re actually in pretty similar businesses from a healthcare perspective. It’s a standard approach to C&I; doing business with generally larger middle-market companies for the most part, owner-managed companies.

Avenue might have a little more business with large, national or public companies where they are participating in deal syndications and those kinds of things. They have a little more of that. But again it’s a pretty similar approach to the business and I think the relationship managers in those areas will fit together nicely.

Jefferson Harralson – Keefe, Bruyette & Woods, Inc. – Analyst

Okay. And follow-up here on culture. I know it’s a huge thing with you, Terry. You guys have a special culture. Avenue also has a very special culture. You’re going to blend it together, but you’re also going to grab 40% cost savings at the same time. How do you protect their culture in an environment where you are taking such a huge cost savings out?

Terry Turner – Pinnacle Financial Partners Inc. – CEO

That’s a great question. I would say that would be the single largest risk in this transaction. I think you are right and I tried to hit on that earlier in the presentation. We’ve been intentional about the culture we built and they’ve been intentional about the culture that they’ve built. And while they’re really based on the same ideas, the execution of them is not identical and so we will have to work through that.

I think, Jefferson, you’ve followed our Company for a long time, you’ve seen us buy banks that have come out of a thrift background and had a pretty different personality and culture to what we’ve had. You’ve seen us buy commercially-oriented banks that, while they were aimed at the same thing, the way they built it was different than ours. And I think we have developed a reputation for being able to work with folks and figure out what the best way to blend it together and be pragmatic about getting that done. And so I think that’s the way we will go with this.

I think, Jefferson, one thing that it is hard for folks to understand the benefit for us of being a high-growth company. What I’m getting at there is that if you just said okay what we’re going to do is go in here and get 40% cost take-out out of Avenue, that would be a little harder were it not for the fact that we are a rapid grower. The fact that we add jobs at a pretty dramatic pace, that we have plans, you’ve watched our salary build over the last year or two, you know we hire.

I’ve talked in the last call about last year we hired 36 folks that were revenue producers. We didn’t spend a lot of time talking about the fact that we actually hired 84 people, because we’re hiring back office support to go with those revenue producers. I rambled through that to say that yes I’ve got to get a cost take-out on the one side, but I have lots of jobs to add back, which dampen the feel of that cost take-out when you know you are adding back these positions at a rapid pace.

We have agreed that for those back-office positions, we’ll put a hiring freeze on in our company so that those positions remain open to folks that might otherwise lose a job in a transaction like this. You’re on the right point. It’s a hard thing. But my guess is between us and Avenue’s leadership, nobody will get that done in a more systematic and compassionate way.

Jefferson Harralson – Keefe, Bruyette & Woods, Inc. – Analyst

Alright. And then one final one. I know I had this wrong in my note this morning. Just to put everything together, the deal, if you just ignore going over $10 billion, this deal would’ve been 8%-9% accretive and it nets out to about 4% with the going over $10 million cost. Is that a fair statement to bring all that together?

Harold Carpenter – Pinnacle Financial Partners Inc. – CFO

Yes I think that is a fair thing, Jefferson. That is accurate.

Jefferson Harralson – Keefe, Bruyette & Woods, Inc. – Analyst

Okay thanks.

Operator

Peyton Green, Piper Jaffray

Peyton Green – Piper Jaffray & Company – Analyst

Great, thank you. Congratulations on a very fine acquisition announcement on both sides. This would seem to be a great cultural fit on both ends. But maybe just from Avenue’s perspective, I don’t know if Ron’s there or not, but this would seem to accelerate their growth rate potentially in giving them the ability to move upmarket, kind of like Pinnacle has been moving upmarket over the past year. Or maybe Terry, you could address that? Wouldn’t this help your growth rate in the national MSA over the next year or two years?

Terry Turner – Pinnacle Financial Partners Inc. – CEO

Yes. That is my opinion. It will accelerate our growth rate in the Nashville market and will accelerate Avenue’s growth rate in the market as well. To some extent, you get the idea of eliminating a competitor and you say okay, how does that produce net growth, but the idea of bigger credit limits, a more full product set, all of those sorts of things, there is no doubt in my mind that we’ll accelerate our growth in Nashville and not slow the growth in Nashville.

Harold Carpenter – Pinnacle Financial Partners Inc. – CFO

Peyton I will tag on here. Both firms, Pinnacle and Avenue, run a pretty detailed, sophisticated, aggressive recruiting strategy, and so we’re obviously excited about what that’s going to do for us too.

Peyton Green – Piper Jaffray & Company – Analyst

Okay, great. And then maybe as you think about other potential opportunities, I know it’s a fairly limited list, but how does this limit what you might do over the balance of 2016, either organically or externally?

Terry Turner – Pinnacle Financial Partners Inc. – CEO

Peyton, I would say that again I’ve tried to hit at this. I’m not trying to waffle on the answer; I’m just trying to give you a candid answer. We do strategic deals and we do strategic deals when those opportunities materialize. You can’t do them before and you can’t do them after. So that is when we do them.

I don’t want you to take that comment and say I think Terry is telling me he’s getting ready to do another deal. I’m not saying that at all. I just am trying to give you the real answer that it is more about when opportunities materialize. I do have a belief that banks are sold, not bought, so that will be more the determinant. I will say we’re not up here wringing our hands saying, my gosh we can’t do anything else. That is not our outlook at all. But again we just take the opportunities as they come and deal with them in that way.

I don’t know, I feel like it may sound like I’m trying to hedge. I’m not communicating at all we’re about to do another deal. That’s not what I’m saying, but I do just want to be clear, we do deals when the strategic opportunities exist and not before or after.

Peyton Green – Piper Jaffray & Company – Analyst

But there’s nothing constraining your capacity to do anything should an opportunity come up?

Terry Turner – Pinnacle Financial Partners Inc. – CEO

I think that is right, Peyton. I think we have a fabulous group of people that are capable of doing these back-office integrations. We’ve done a nice job at Magna, we’re moving well along in CapitalMark. Of course, this deal will follow on to that.

And I assume, if you have another deal, there’s obviously some time lapse that would let you get this one done before you do that one. And again, don’t take that as a signal there’s another one coming when we get done with this. I’m just not constrained. I guess that’s the best way to say it.

Peyton Green – Piper Jaffray & Company – Analyst

Fair enough. Thank you very much.

Operator

Tyler Stafford, Stephens.

Tyler Stafford – Stephens Inc. – Analyst

All my questions have been asked and answered by now. Thanks and congratulations.

Operator

Nancy Bush, NAB Research

Nancy Bush – NAB Research – Analyst

Good morning gentlemen. A couple of questions for you. This sort of goes back to Jefferson’s question. The one place I get tripped up in this is their concierge culture and how you bring that into Pinnacle. I know it’s very early days, but can you just sort of give us some of the thoughts about the mechanics of how you do that and whether you are anticipating any business loss in these numbers that you’ve put out?

Terry Turner – Pinnacle Financial Partners Inc. – CEO

Nancy, let me start from, I guess, 30,000 feet to make sure you get this. Number one, we have developed a synergy case that we believe we will be able to achieve. It does require the consolidation of offices and therefore, it does require reductions in force and that is always dangerous. It is always dangerous. There is no doubt there might be some modest business loss that goes along with that. Again I don’t want anybody to think that we wouldn’t recognize that risk or potential and include that in our plan.

But I want to make sure that people understand this. I love what Avenue has done. I think as I’ve said in the call comments, they have been creative and they have been earnest about creating a different client experience that I like and admire. To the extent that some of that fits in and folds in for us, we’ll experiment with that and try to get the best from that that we can.

But Nancy, I don’t want you to miss that, according to Greenwich Associates, no bank in Nashville, Tennessee has a better reputation for what they do for clients than Pinnacle. No bank has a better reputation for what they’re doing for clients than Pinnacle. And so the clients, I believe, are going to love what happens at Pinnacle, and I can’t imagine where they would go where they’re going to get something like this, better than this, or even close to it. Again, I don’t know if that fits together for you or not.

I’m certain they’ve done creative things and we will look for ways to try to fold that into our company, but I don’t want you or anyone to underestimate the power of the experience that is created by Pinnacle. Again, I’m not exaggerating. Greenwich has recognized it as one of the best in the country, in terms of the engagement that is generated between the bank and the clients based on the client experience. I don’t know if that is addressing what you’re interested in or not.

Nancy Bush – NAB Research – Analyst

Yes, thank you. Harold, a question for you. The timetable on the conversion, I believe you said that was fourth quarter. That seems a bit extended. I would maybe have expected third-quarter conversion. Can you tell us, due to the size of Avenue, the two relative sizes, could you just tell us why it will be happening in the fourth quarter?

Harold Carpenter – Pinnacle Financial Partners Inc. – CFO

We are trying to be conservative, the earlier the better. It’s a situation where we’re working with our technology vendors and trying to make sure they can get it scheduled. We obviously have a lot of confidence that we can get done by the fourth quarter, but I also think that we’ve got opportunities for third-quarter conversions.

Nancy Bush – NAB Research – Analyst

Okay and secondly, the $12 million after-tax merger charge, will that mostly come at time of conversion, or how does that bleed in, just for modeling purposes?

Harold Carpenter – Pinnacle Financial Partners Inc. – CFO

A lot of that will happen with the executive contracts, lease termination fees, asset impairment issues, those kinds of things. So yes, it will happen. Most of that will happen as of the merger date.

Nancy Bush – NAB Research – Analyst

Okay, great. Thank you very much.

Operator

Sachin Shah, Albert Fried

Sachin Shah – Albert Fried & Company – Analyst

Hi, good morning, congratulations on the deal. Happy Friday. I want to find out the background; I think you kind of alluded to it, but to clarify how this deal came about in light of the premium. Was there an auction process or this was just a one-on-one? That’s the first part. And my understanding, the regulatory approvals are Tennessee banking, FDIC, Fed. I just wanted to confirm that if there were any other regulatory approvals and I have another follow-up thank you.

Harold Carpenter – Pinnacle Financial Partners Inc. – CFO

Thanks for the call. We’re not aware of there being an auction process. That would be a question for Avenue, but we’re not aware of there being an auction process from our position. We’ve also got regulatory approvals that will be required from the Tennessee Department of Financial Institutions, the FDIC, and the Federal Reserve Bank of Atlanta.

Sachin Shah – Albert Fried & Company – Analyst

Thank you. And a macro question. We’ve seen a lot of M&A activity in banking. The month is not even over yet, in light of your deal. There seems to be a discrepancy with the U.S. increasing rates. That is the perception based on the Fed, but we’re seeing this deal activity and then we’re seeing a dichotomy just as of this morning or last night where the Japanese Central Bank is actually made their rates negative.

The question is your thoughts on that and how it relates to M&A, because it seems like the M&A is happening at a pretty feverish pitch here, in light of the fact that interest rates should be increasing and not potentially decreasing. How do think about that in light of some of the comments earlier on, or questions about doing more deals? More deals would predicate potentially that rates are not going to increase in some respects. I wanted to understand that macro aspect because we’re definitely seeing a lot of M&A activity in the banking sector.

Thank you.

Harold Carpenter – Pinnacle Financial Partners Inc. – CFO

This is Harold.

I obviously can’t get to all of that question. All we can do is to sit here and talk about Pinnacle’s acquisition of Avenue and what went into that. I will tell you that the interest rate cycle was way down the list of priorities on our acquisition of this firm.

This was a strategic transaction for us. It’s been one that we thought about and dreamed about for a long time. And so, the fact we’re here in January and the Bank of Japan went negative last night is not of consequence to us. It’s all about trying to build a long-term franchise, and that’s what we’re about. What’s going on in the macro-world, we can’t go there.

Sachin Shah – Albert Fried & Company – Analyst

Fair enough. Thank you very much, congratulations again.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes the program and you may all disconnect. Have a wonderful day, everyone.